SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

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                            Amendment No. 1 to
                              SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


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                          GERBER PRODUCTS COMPANY
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                         (Name of Subject Company)


                          Gerber Products Company
                   (Name of Person(s) Filing Statement)


                  Common Stock, par value $2.50 per share
                      (Title of Class of Securities)

                               373712 9 10 8
                   (CUSIP Number of Class of Securities)



                          Stephen R. Clark, Esq.
                    Vice President and General Counsel
                             445 State Street
                          Fremont, Michigan 49413
                              (616) 928-2000
               (Name, address and telephone number of person
            authorized to receive notice and communications on
                 behalf of the person(s) filing statement)


                              With a copy to:

                       Charles W. Mulaney, Jr., Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                           333 West Wacker Drive
                             Chicago, IL 60606
                         (312) 407-0700


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     This Amendment No. 1, filed with regard to the Schedule 14D-9
(the "14D-9") electronically filed with the Securities and Exchange Commission on May 27, 1994 and relating to a recommendation to stockholders with regard to the offer to purchase for cash all outstanding shares of the common stock, including the associated rights, of Gerber Products Company by SL Sub Corp. ("Purchaser"), an indirect wholly owned subsidiary of Sandoz Ltd. ("Parent"), amends and supplements the 14D-9 to satisfy the filing requirements of Section 14(d)(4) of the Securities Exchange Act of 1934, as amended, and Rule 14d-9 promulgated thereunder.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the 14D-9.


Item 8.  Additional Information To Be Furnished.

     Item 8 is hereby amended by adding the following supplemental information:

          "On June 8, 1994, Purchaser was informed by the FTC that early termination to the waiting period under the HSR Act relating to the purchase of Shares pursuant to the Offer had been granted."


Schedule I.

     Schedule I to the 14D-9 is hereby amended by deleting the term "Parent" from the fifth and sixth paragraphs under the caption
"Board of Directors and Executive Officers--Purchaser Designees" and by substituting therefor "Sandoz Corporation".

                                 SIGNATURE
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 1994              Gerber Products Company


                                   By: /s/ Stephen R. Clark
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                                        Stephen R. Clark
                                        Vice President and
                                          General Counsel